Exhibit 6.7

Exclusive License Agreement Between

The Research Foundation for The State University of New York
and

Quadrant Biosciences Inc.

(COVID-19 Saliva Diagnostic)

1. DEFINITIONS	2
2. GRANT OF RIGHTS AND RETAINED RIGHTS	7
3. CONSIDERATION AND PAYMENT TERMS	9
4. DUE DILIGENCE AND COMMERCIALIZATION ACTIVITIES	11
5. PATENT PROSECUTION AND PATENT COSTS	12
6. BOOKS, RECORDS, AND REPORTS	13
7. ENFORCEMENT OF PATENT RIGHTS	15
8. INDEMNIFICATION AND INSURANCE	17
9. TERM AND TERMINATION	19
10. WARRANTY AND LIABILITY	21
11. ASSIGNMENT	22
12. OBLIGATIONS TO FEDERAL GOVERNMENT AND OTHER SPONSORS	22
13. NON-USE OF NAMES	23
14. FOREIGN LAWS	23
15. COMPLIANCE WITH LAWS	23
16. CONFIDENTIALITY	24
17. MISCELLANEOUS	25

This Exclusive License Agreement (hereinafter, “Agreement”) is made and is effective as of the date of the last signature below (hereinafter, “Effective Date”) by and between The Research Foundation for The State University of New York (“SUNY”), on behalf of Upstate Medical University (“Upstate”), a non-profit educational corporation, organized and existing under the laws of the State of New York, having offices at 750 East Adams St., WH 1109C, Syracuse, NY 13210 (hereinafter, “Foundation” or “Licensor”) and Quadrant Biosciences Inc., a Delaware corporation, having a primary address at 505 Irving Ave., Suite 3100AB, Syracuse, NY 13210 (hereinafter, “Licensee”, and together with Foundation, the “Parties”, and each individually a “Party”).

RECITALS

WHEREAS, Foundation and Licensee have an ongoing research collaboration and as a result jointly created and own certain Technology (as defined below).

WHEREAS, Foundation desires to have the Technology developed and used to the fullest extent in the Field (as defined below) for the benefit of the public and is therefore willing to grant Licensee exclusive rights in the Technology; and

WHEREAS, Licensee desires to obtain certain exclusive rights to Technology for the purpose of developing and commercializing Licensed Products (as defined below) in the Field;

NOW, THEREFORE, subject to the terms and conditions contained herein, and in consideration of the premises and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

All capitalized terms used in this Agreement will have the meanings stated below or defined elsewhere in the Agreement, whether in singular or plural form (provided that the parties acknowledge and agree that, as a matter of construction of this contract, the singular shall include the plural and the plural shall include the singular, as the context so requires).

1.1.	“Affiliate” means any corporation or other business entity that controls, is controlled by, or is under common control with another corporation or business entity or person. A person, corporation or other business entity will be regarded as in control of another corporation or other business entity if he, she or (i) owns, or directly or indirectly controls at least fifty percent (50%) of the outstanding shares or other voting rights of the subject corporation or business entity or such lesser percentage that is the maximum permitted to be owned by a foreign entity in those jurisdictions where majority ownership by foreign entities is prohibited; (ii) has the right to elect a controlling number of the directors, officers or managers of the subject corporation or other business entity; (iii) has the power to direct or cause the direction of the management and policies of the subject corporation or other business entity.

1.2.	“Business Development Program” means an implemented and sufficiently resourced program of Licensee or Affiliates of any of the foregoing, for, consistent with Commercially Reasonable Efforts: (i) developing Licensed Product, (ii) obtaining all regulatory approvals necessary for the sale of such Licensed Product in a given market (geographic and/or application-specific); and (iii) fulfilling demand for such Licensed Product in such market, once approvals in such market are received.

1.3.	“Commercially Reasonable Efforts” shall mean a level of effort consistent with the commercially reasonable practices of small and mid-sized, professionally-managed, investor-backed companies striving in good faith to expeditiously develop, obtain regulatory approval for, and commercialize, in multiple national markets, products based on or incorporating new medical technology, including obtaining sufficient funding therefor.

1.4.	“Confidential Information” has the meaning assigned and ascribed in Section 16.1.

1.5.	“Cost of Goods Sold” means all reasonable costs that are directly related to Licensee’s direct production of Licensed Products, as calculated in accordance with GAAP and including the following costs: (i) materials costs, which means the price paid for raw material components and finished goods which are purchased from outside vendors as well as any freight and duty where applicable; (ii) direct labor costs, which means the employment costs, including salary and benefits, within the relevant manufacturing operating unit; (iii) contract manufacturing, fill and finish, packaging, labeling and storage; and (iv) routine quality compliance and quality assurance programs.

1.6.	“Cover” or “Covered By” means (i) infringes, in the case of a claim in an issued patent, or (ii) would infringe the claim if it existed in an issued patent, in the case of a claim in a pending application.

1.7.	“Diagnostic Kit(s)” means an In Vitro Diagnostic Product for which pre-market regulatory clearance is required by the FDA in the United States, or the equivalent agency responsible for regulating such products in another market. Review of analytical and clinical validity of a Diagnostic Kit is done prior to the marketing of the test system, and therefore, prior to the use of the test system on patient specimens in the clinical diagnosis/treatment context (clinical validity refers to the accuracy with which the Diagnostic Kit identifies, measures, or predicts the presence or absence of a clinical condition or predisposition in a patient). In the

United States, pre-market regulatory clearance is obtained via one of four paths: (a) 510(k) (the new test can be shown to be substantially equivalent to an existing predicate test on the market), (b) premarket approval (PMA) (the new diagnostic technology cannot be considered substantially equivalent to an existing technology), (c) de novo reclassification (no predicate device exists and the test is of low or moderate risk) or (d) through FDA emergency use authorization.

1.8.	“FD&C Act” means the Federal Food Drug & Cosmetics Act (Title 21, Code of the United States Code of Federal Regulations (CFR) [21 U.S.C.]).

1.9.	“FDA” means the Food and Drug Administration.

1.10.	“Field” means the manufacture and distribution of kits, tests, and other materials for pooled and individual COVID-19 diagnosis.

1.11.	“GAAP” means generally accepted accounting principles in the United States of America as in effect at the time in question.

1.12.	“In Vitro Diagnostic Product” or “IVD” means a medical device as defined in section 210(h) of the FD&C Act, and may also be a biological product subject to section 351 of the Public Health Service Act. Like other medical devices, IVDs are subject to premarket clearance or approval by FDA, as well as, postmarket controls. Premarket clearance pursuant to the 510(k) process applies to IVDs that are substantially equivalent to an predicate device and the premarket approval process applies to IVDs for which no predicate device exists. IVDs are also subject to the Clinical Laboratory Improvement Amendments of 1988. In vitro diagnostic products are those reagents, instruments, and systems intended for use in diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae. Such products are intended for use in the collection, preparation, and examination of specimens taken from the human body. [21 CFR 809.3]

1.13.	“Indemnified Parties” has the meaning assigned and ascribed in Section 8.1(a).

1.14.	“Inventions” means any and all patentable or not patentable inventions described in NTD 110-2124 or in any patent application identified on Exhibit A.

1.15.	“Know-How” means all know-how, technical information and data developed by Foundation under the direction of Dr. Frank Middleton related to Inventions or disclosed in NTD 110-2024 and provided to or received by Licensee from Foundation before the Effective Date, whether or not confidential in nature, and which are necessary or useful to commercialize Licensed Products or Patented Products.

1.16.	“Laboratory Developed Test” or “LDT” means a laboratory developed test as defined by the FDA. The FDA defines a laboratory developed test as an In Vitro Diagnostic Product that is manufactured by and used within a single laboratory (i.e. a laboratory with a single CLIA certificate). Laboratory Developed Tests are considered “devices,” as defined by the FD&C Act, and are therefore subject to regulatory oversight by FDA, and are regulated by the CMC under CLIA. CLIA does not address the clinical validity of any LDT (clinical validity refers to the accuracy with which the LDT identifies, measures, or predicts the presence or absence of a clinical condition or predisposition in a patient).

1.17.	“Licensed Patent(s)” means any patent application filed claiming Inventions, including the patent applications listed in Exhibit A, and continuing applications thereof including divisions, substitutions, and continuations-in-part (but only to extent a claim thereof is enabled by disclosure of the parent application), and any patents issuing on said applications including reissues, reexaminations and extensions, and any corresponding foreign applications and issued patents.

1.18.	“Licensed Product(s)” means any product or service (or component thereof), the discovery, development, manufacture, use, sale, offering for sale, importation, exportation, distribution, rental or lease of which involves the use or incorporation, in whole or in part, of Know-How, Inventions, Technology, or Patented Products.

1.19.	“Material Obligations” has the meaning assigned and ascribed in Section 9.2(a).

1.20.	“Net Income” means gross revenues received by Licensee and its Affiliates from Third Party customers for the import, export, manufacture, use, sale, lease, or other transfer of any Licensed Product, less (i) sales and/or use taxes and import or export duties actually paid, (ii) outbound and inbound transportation costs actually paid, (iii) amounts allowed or credited, and actually refunded, due to returns (as reflected on the invoice, and not to exceed the original billing amount), (iv) Cost of Goods Sold, (v) Selling and Administrative Expenses, (vi) Patent Costs paid by Licensee, and (vii) premiums for product liability insurance premiums covering the Licensed Product, provided that, in the event that Licensee carries product liability insurance on the total of its operations and no separately identifiable premium is charged for the coverage of the Licensed Product, the portion of such premiums which Licensee shall be entitled to deduct shall be calculated by multiplying said annual premium by a fraction the numerator of which is the total gross receipts for sales of Licensed Product by Licensee during the prior year and the denominator of which is the total gross receipts for sales of all products or services by Licensee during such period.

In this context, gross revenues will also include the fair market value of any non-cash consideration received from Third Party customers for the import, export manufacture, use, sale, lease, or other transfer of Licensed Product. The intent of this definition of Net Income is to allow Foundation to derive a Royalty on the end sale of a Licensed Product to the first Third Party.

In the case of transfers of Licensed Product between any of Licensee and its Affiliates for subsequent sale, rental, lease or other transfer of such Licensed Product to Third Parties, gross revenue shall be the greater of (i) the actual amount charged for the transfer of the Licensed Product between any of Licensee and its Affiliates , and (ii) the gross invoice or contract price charged to the Third Party customer for that License Product in an arms-length transaction.

In the case of transfers of Licensed Product between any of Licensee its Affiliates for use by Licensee and its Affiliates such that the Licensed Product is consumed or used, and is not incorporated into a product or service subsequently sold to a Third Party customer, gross revenue shall mean the greater of: (1) the actual amount charged for the transfer of the Licensed Product between any of Licensee and its Affiliates , and (2) what the fair market value of the Licensed Product would be in an arm’s length transaction.

1.21.	“NTD 110-2124” means Foundation New Technology Disclosure 110-2124, entitled “Methods of Quantifying SARS-CoV-2 from Individual and Pooled Saliva”

1.22.	“Patent Costs” means all out-of-pocket expenses incurred by Licensors or Licensee in preparing, filing, prosecuting, and maintaining Licensed Patents, and all reasonable out-of-pocket expenses costs incurred in consequence of any re-examinations or reissue thereof, or incurred in consequence of any pre- or post-grant proceedings or oppositions or challenges related thereto, including but not limited to supplemental examination, inter partes review, ex partes reexamination and post-grant review, or incurred for patentability opinions and inventorship review and determination related to Licensed Patents.

1.23.	“Patent Rights” means Licensors’ rights to any subject matter that is claimed in, could be claimed in, or is otherwise Covered By one or more Valid Claims in any Licensed Patent.

1.24.	“Patented Product” means any products or service (or component thereof) that: (i) if made, manufactured, used, offered for sale, sold, imported, leased or otherwise transferred within the Territory, but for the license granted herein, would infringe Patent Rights.

1.25.	“Payments Due” means, individually or collectively, all Royalties, Minimum Royalties, milestone payments, annual fees, late payment fees, Patent Cost reimbursements, and any other amounts due to Licensor under this Agreement.

1.26.	“Reporting Period” means a calendar quarter. The first calendar year is the year in which the Effective Date occurs.

1.27.	“Royalty” means the share of all Net Income of Licensee and its Affiliates that is due Foundation on all Net Income pursuant to this Agreement (see Section 3.1 and Section 3.5), which is calculated by multiplying Net Income by the Royalty Rate specified. The Royalty due Foundation is [Royalty Rate * Net Income].

1.28.	“Royalty Rate” means any royalty rate specified in Section 3 of this Agreement for use in calculating Royalties due to Foundation on Net Income.

1.29.	“Selling and Administrative Expenses” means costs the operating expenses of Licensee directly and solely related to the sale and manufacture of Licensed Product that are not included in Cost of Goods Sold.

1.30.	“Technology” means Inventions, Know-How, the information and data provided in NTD 110-2124, and anything claimed or described in Licensed Patent(s).

1.31.	“Term” has the meaning assigned and ascribed in Section 10.1.

1.32.	“Territory” means the world.

1.33.	“Third Party” means entity or person other than Licensee or its Affiliates.

1.34.	“Valid Claim(s)” means any unexpired claim in an issued unexpired patent, or any claim of a pending patent application or supplementary protection certificate that has not been revoked, abandoned, disclaimed or withdrawn, or held unenforceable, unpatentable, or invalid by a court of competent jurisdiction in a final judgment that has not been appealed within the time allowed by law or from which there is no further appeal.

2.	GRANT OF RIGHTS AND RETAINED RIGHTS

2.1.	Licenses. Subject to the terms of this Agreement, including without limitation the rights retained by Licensor under Section 2.2, and the timely payment of all Payments Due, Licensee shall, in the Field, in the Territory and during the Term, have an EXCLUSIVE license to use Technology to make, manufacture, use, sell, have sold, lease, have leased, and offer for sale Licensed Products.

This license may be subject to the overriding obligations to the U.S. Government set forth in 35 U.S.C. §§ 200-212 and any future amendments thereto, and applicable governmental implementing regulations, including but not limited to those described in Section 12.2 herein.

2.2	License to Affiliates. Licensee may exercise its rights and perform its obligations under this Agreement either directly or through one or more of its Affiliates which have executed a counterpart signature page to this Agreement (see Exhibit B) evidencing said Affiliate’s agreement to be bound by the terms and conditions hereof, with such counterpart signature page provided to Foundation for its records. All such Affiliates of Licensee who have countersigned this Agreement will have all rights and obligations (including all licenses) of Licensee under this Agreement, and shall be jointly and severally liable with Licensee and all other Affiliates of Licensee for the performance of the terms hereof, including without limitation the obligation to make all Payments timely when due. In the event that any such Affiliates of Licensee countersign this Agreement, (i) as used in this Agreement, “Licensee” will be interpreted to mean “Licensee and/or its Affiliates” where necessary to give Licensee’s Affiliates the benefit of the rights and obligations provided to Licensee in this Agreement, and (ii) in any event Licensee will remain responsible for the acts and omissions, including financial liabilities, of its Affiliates, as if such action or omission were taken by Licensee itself.

2.3.	Importance of Know-How. Licensee has requested, and Licensor has agreed, to grant certain rights to Know-How. Licensee requires these rights in order to develop and commercialize the technology licensed hereunder. Because of the importance of Know-How, Licensee has agreed to pay a Royalty to Foundation on Net Income from Licensed Products, fully acknowledging and understanding that such Licensed Products are not presently Covered By Patent Rights, in order to obtain exclusive commercial rights to Know-How. Licensee has agreed to these payments because of the commercial value of the Know-How, separate and distinct from the commercial value of the Patent Rights. Licensee acknowledges that it would not have entered into this Agreement without receiving the rights to the Know-How specified in this Section 2.4. Licensee further acknowledges that licenses to Know-How and each patent and application within the definition of Patent Rights were not separately available from a license to the Patent Rights, and that for convenience and because of the preference of Licensee, the parties executed a combined license to the Patents Rights and Know-How.

2.4.	Retained Rights.

Licensor reserves the right to:

(a)	Use the Technology for academic, educational, and research purposes, including, without limitation, sponsored research and other collaborations that may utilize Technology for pooled COVID-19 testing methods and scenarios;

(b)	Subject to the confidentiality terms of Section 16, publish or otherwise disseminate any information about the Technology at any time; and

(c)	Allow, at Licensor’s sole discretion, other educational and nonprofit institutions to use the Licensed Subject Matter for non-commercial academic, educational, and research purposes.

3.	CONSIDERATION AND PAYMENT TERMS

The Parties understand that the fees and royalties payable by Licensee to Licensor under this Agreement are partial consideration for the license granted under this Agreement. Licensor acknowledges and agrees that all payments to be made under or in connection with this Agreement shall be made to Foundation.

3.1.	Royalties on Net Income.

(a)	Royalties. Notwithstanding anything to the contrary in this Agreement, Licensee shall pay to Foundation a Royalty of fifty percent (50%) of all Net Income of Licenseeand its Affiliates.

(b)	Duration of Royalties. Royalties on Licensed Products will be payable, on a country-by-country and product-by-product basis for as long as Licensee is generating Net Income from Licensed Products.

3.2.	Payment Terms. All dollar amounts for Payments Due referenced herein will refer to U.S. Dollars. Payments with designated payment dates are due and payable on or before those dates. Royalties due Foundation on Net Income of Licensee its Affiliates will be due and payable as specified in Section 6.3. All invoiced amounts, including, but not limited to, the reimbursement of Patent Costs, will be due and payable within thirty (30) days of the respective invoice date. When Licensed Products are sold for currencies other than U.S. Dollars, Royalties will first be determined in such foreign currency and then converted into equivalent U.S. Dollars per the exchange rate quoted in the Wall Street Journal on the last business day of the applicable Reporting Period. For the avoidance of doubt, Licensee is solely responsible for bank transfer charges, including but not limited to, wire transfer fees.

3.3.	Miscellaneous. Without Foundation’s prior written consent, not to be unreasonably withheld, delayed or conditioned, Licensee and its Affiliates of the foregoing shall not solicit or accept any consideration for the sale of any Licensed Product other than as will be accurately reflected in the calculation of Net Income. Furthermore, Licensee shall not enter into any transaction with any Affiliate that would circumvent its monetary or other obligations under this Agreement. Licensee agrees not to pay Royalties into escrow or any other similar account, nor allow an Affiliate to do so. Non-US taxes paid by Licensee and its Affiliates of any of the foregoing related to Royalties are not deductible from any payments due Foundation.

3.4.	Payment Address. All payments for Payments Due will be made payable to “The Research Foundation for The State University of New York” and will be sent to the following address:

The Research Foundation for The State University of New York

Office of Industry & External Affairs

35 State Street

Albany, NY 12207

Attn: Director, Innovation & Partnerships

For Wire Transfers:

Bank: Key Bank of New York

66 South Pearl Street

Albany, NY 12207

Account Number: 10970107

Routing Number: ABA 0213-00077

Swift Code: KEYBUS33

Please include the notation: “Office of Industry & External Affairs, SUNY Upstate Medical University: COVID-19 Saliva Diagnostic/Quadrant Biosciences (110-2124)”

3.5.	Late Payment. In the event that any Payments Due are not timely received by Foundation when due, Licensee will pay to Foundation, in addition to such Payments Due, interest on such Payments Due computed using the lesser rate of: (i) twelve percent (12%) per annum; or (ii) the maximum rate allowable under the applicable law (such rate, the “Default Interest Rate”). Interest will be calculated from the date payment was due until actually received by Foundation, inclusive.

3.6.	Foreign Sales. Royalties due for sales that occur in any country may not be reduced by any deduction of withholding, value-added taxes, fees, or other charges imposed by the government of such country, except as permitted in the definition of Net Income. If at any time legal restrictions prevent the acquisition or prompt remittance of U.S. dollars by Licensee and its Affiliates of any of the foregoing with respect to any country where a Licensed Product is sold, Licensee shall either (i) pay any Royalties or (ii) cease sales by Licensee and its Affiliates of Licensed Product in such country and require the cessation of sales of Licensed Product by Licensee and its Affiliates in such country.

4.	DUE DILIGENCE AND COMMERCIALIZATION ACTIVITIES

4.1.	Commercially Reasonable Efforts. Licensee shall using Commercially Reasonable Efforts, diligently proceed with the development, manufacture and sale of Licensed Products.

4.2.	Regulatory and Market Diligence. Licensee shall using Commercially Reasonable Efforts, obtain, in a logical, sequential and expeditious manner, all necessary governmental approvals and/or clearances for the manufacture, use, and sale or provision of Licensed Products in each national market,; and upon receiving all applicable approvals in each market beyond all appeal periods, reasonably fulfill normal market demand for such Licensed Products in such market.

4.3.	First Sale of Licensed Product. Licensee shall use Commercially Reasonable Efforts to achieve a first sale in the United States of a Licensed Product as soon as possible after the Effective Date, but in no event later than September 30, 2020.

4.4.	Diagnostic Kits and LDTs. Licensee will have discretion to commercialize Licensed Products as either Diagnostic Kits or LDTs in each national market.

4.5.	Markets Not Served by Licensee. If by the end of calendar year 2021 Licensee has failed to implement and/or sufficiently resource a Business Development Program in any country in the Territory, then within twelve (12) months after written notification from Foundation about such failure in such country, Licensee shall make good faith, Commercially Reasonable Efforts, to establish a Business Development Program in such country. If Foundation notifies Licensee that Foundation has received a bona fide offer to license the Technology to commercialize Licensed Product in such country from an offeror which has already established a Business Development Program in such country or can show that it can imminently establish a Business Development Program in such country, then if within twelve (12) months Licensee fails to establish a Business Development Program in such country, then Foundation can exclude such country from the Territory and license the Patent Rights or Know-How to the offeror in such country.

4.6.	Fundamental Purpose of Agreement. Licensee acknowledges and agrees that a fundamental purpose of this Agreement is to achieve development and commercialization of Licensed Products in the Field in the Territory, and the terms in this Section 4 constitute material terms of this Agreement.

5.	PATENT PROSECUTION AND PATENT COSTS

5.1.	Patent Rights Management.

(a)	Licensee has the option to undertake the preparation, filing, prosecution, and maintenance of Licensed Patents, and for paying all Patent Costs. Licensor agrees to cooperate with Licensee in a timely manner in the preparation, filing, prosecution, and maintenance of Licensed Patents by disclosing such information as may be requested from time to time by Licensee and by promptly executing such documents as Licensee may reasonably request in connection therewith. Licensor will bear their own costs in connection with their cooperation with Licensee under this Section 5.1. If Licensee does not wish to file a patent application, continue prosecution of a pending patent application, or maintain a patent through its full term, Licensee will notify Foundation in writing no less than thirty (30) days in advance of the relevant patent deadline and Foundation shall have the option, but not the obligation, to take over control of the prosecution and maintenance of the patent or application. If Licensor obtains Patent Rights as a result of prosecution paid for by Licensor, upon Licensor’s request, the Parties will negotiate an amendment to this Agreement to enable Licensor to realize the value of the Patent Rights, for example by narrowing the Field to exclude the Valid Claims or converting the Agreement to nonexclusive status.

(b)	In the event Foundation takes over control and maintenance of a patent or application pursuant to Section 5.1(a), Foundation will be solely responsible for the preparation, filing, prosecution, and maintenance of such patent or application, and for paying all Patent Costs for such patent or application. In the case where Licensee is an owner of such patent or application, Licensee agrees to cooperate, and to cause its Affiliates to cooperate, with Foundation in a timely manner in the preparation, filing, prosecution, and maintenance of such patent or application by disclosing such information as may be requested from time to time by Foundation and by promptly executing such documents as Foundation may reasonably request in connection therewith. Licensee will bear its own costs in connection with their cooperation with Foundation under this Section 5.1

(c)	For the preparation, filing, prosecution, and maintenance of Licensed Patents, Licensee shall use a patent attorney acceptable to Foundation whose firm has no conflicts of interest with any of Foundation, Upstate or SUNY.

5.2.	Payment of Future Patent Costs. If Licensee undertakes prosecution of Patent Rights, Licensee will pay all Patent Costs incurred on or after the Effective Date directly to the firm selected by Licensee in accordance with Section 5.1 above.

5.3.	Discontinuing Payment of Patent Costs. If Licensee decides to discontinue its support of Patent Costs for a Licensed Patent, Licensee will notify Foundation in writing ninety (90) days prior to any such discontinuation. Licensee will be responsible for reimbursing Foundation for any Patent Costs associated with such Licensed Patent incurred up to ninety (90) days after the date of the receipt of such notice. Foundation will make good faith efforts to minimize costs during such 90-day period. Upon such discontinuation, Foundation, at its sole discretion, will have the rights to: (i) abandon such Licensed Patent or (ii) continue prosecution of the Licensed Patent, and any other Licensed Patent that claims priority to such Licensed Patent, at its expense, and (iii) discontinue any license of Licensed Patent granted under this Agreement.

6.	BOOKS, RECORDS, AND REPORTS

6.1.	Full and Accurate Records. Licensee will keep full and accurate books and records in sufficient detail so that Licensee’s compliance with its obligations under this Agreement can be properly determined without undue delay or difficulty. Such books and records will be maintained for at least five (5) years after the Reporting Period(s) to which they relate. Books and records will include but not be limited to: accounting general ledgers; invoice/sales registers; original invoice and shipping documents; federal and state business tax returns; itemized calculations for all Cost of Goods Sold; itemized calculations for all Selling and Administrative Expenses; and itemized calculations for all other deductions captured in the calculation of Net Income; company financial statements; sales analysis reports; inventory and manufacturing records; distributor agreements; price lists, product catalogs, and other marketing materials; agreements with third parties (including Affiliates of Licensee and customers); and laboratory notebooks.

6.2.	Inspection of Records.

(a)	Foundation may, from time to time and at any reasonable time, not exceeding once every twelve (12) months, through such individuals and auditors as Foundation may designate, inspect the books and records of Licensee and its Affiliates in order to verify the accuracy of any reported statement by Licensee of Payments Due or amounts paid, or to determine compliance with any other obligation or obligations of Licensee under this Agreement.

(b)	After completion of any such inspection, Foundation will notify Licensee, as appropriate, in writing of any discrepancies in the Payments Due or amounts paid to Licensor. Such inspection will be made at the expense of Foundation, unless such inspection discloses a discrepancy of at least five percent (5%) or more than $5,000 in the Payments Due or amounts paid to Licensor. In such case, Licensee will be responsible for reimbursing Foundation for the inspection fee and expenses associated with such inspection. Licensee agrees to pay past due amounts for any deficiency error in Payments Due as determined by the auditor, including without limitation any payment deficiency since the Effective Date of the Agreement.

(c)	Any underpayment as determined by the auditor will bear interest at the Default Interest Rate from the date the original payment was due.

(d)	The Licensor and the auditor will maintain in confidence such inspection and the resulting report. The auditor may from time to time consult the Licensor and any of their employees or third party counsel on questions as they relate to this Agreement. The auditor may not disclose financial or proprietary information except as required to conduct the audit, to report the results of the audit, or as otherwise permitted by this Agreement or if the information already exists in the public domain. No other confidentiality agreement will be required to conduct the audit of the Licensee’s books and records.

6.3.	Reporting Period Reports and Payment of Payments Due. On or before each September 1, December 1, March 1 and June 1 following the first commercial sale of Licensed Product by Licensee or its Affiliates Licensee will provide to Foundation written reports containing the following information for the immediately preceding Reporting Period: (i) the number and type of Licensed Products made by or for Licensee and its Affiliates; (ii) the number and type of Licensed Products sold by Licensee and its Affiliates; (iii) the Net Income (and the calculation of Net Income) received by Licensee or its their Affiliates; (iv) the Royalties due under Section 3.1 (and the itemized calculation thereof, including without limitation any deductions for Cost of Goods Sold and/or Selling and Administrative Expenses);(v) the total amount of Payments Due; and (vi) projection of the Royalties due under Section 3.1 for the next Reporting Period (and calculation thereof). Licensee will submit these reports to Foundation even if there are no Payments Due for a particular Reporting Period. The foregoing will be provided on a country-by-country basis. The items in this Section 6.3(i)-(vi) will be reported separately for Licensee and for each Affiliate of Licensee. Each report will provide year-to-date totals. Licensee shall remit Payments Due for the applicable Reporting Period to Foundation together with its submission of the subject report.

6.4.	Due Diligence Reports. On or before September 1 of each year, Licensee will provide a report containing the following information relating to the preceding year: progress on the commercialization and development of Licensed Products (i.e., new product development, product evaluation and testing, marketing plans, sales forecasts, and significant commercialization events), including resources expended. These reports will include any relevant information provided to investors or potential investors. Licensee shall, within thirty (30) days after each deadline for achieving a first sale of a Licensed Product specified in Section 4.3, report to Foundation, in writing, whether such first sale has occurred.

6.5.	Licensee Responsible for Payments Due. Licensee shall be responsible for making sure that Foundation receives all Payments Due and that all reports due to Licensor are delivered, whether such Payments Due are owed by Licensee, or its Affiliates. Licensee shall be responsible for paying to Foundation any Payments Due owed to Licensor by its Affiliates, unless such Payments Due are paid directly to Foundation by the subject Affiliate in a manner that is in accordance with this Agreement.

6.6.	Report Certification. An officer of Licensee will sign and certify each report, and all reports will be prepared in accordance with GAAP.

7.	ENFORCEMENT OF PATENT RIGHTS

7.1.	The Licensor and Licensee will promptly inform the other in writing of any actual, alleged, or suspected infringement of a Licensed Patent or violation of any Patent Right by a third party, of which it is aware, and provide available evidence of infringement.

7.2.	With respect to any Patent Rights licensed exclusively by Licensor to Licensee under this Agreement, Licensee shall have, for an initial period of ninety (90) days following notice under the provisions of Section 7.1, the first right, but not the obligation, to institute and control the prosecution of a suit or to take any other action for infringement of the Patent Rights. Licensee will notify Foundation of its intent to institute such action, in writing. Licensor will have thirty (30) days from receipt of such notice to notify Licensee that it will join Licensee in such action under the provisions of Section 7.4.

7.3.	Subsequent to Licensee’s initial ninety day period and subject to Licensee’s reasonable consent, the Licensor shall have the right, but not the obligation, to institute and control the prosecution of a suit or to take any other action for infringement of any of the Patent Rights, provided that withholding of consent shall not be reasonable unless the benefit of foregoing a suit or any action for infringement of the Patent Rights has a benefit of like magnitude for both Licensee and Licensor. If such Licensor decides to initiate a lawsuit to enforce Patent Rights pursuant to this Section 7.3, Foundation will notify Licensee in writing. Licensee will have thirty (30) days from receipt of such notice to notify Foundation that Licensee will join Licensor in such lawsuit under the provisions of Section 7.4.

7.4.	The Licensee and Licensor may agree to enforce patent rights jointly, including by filing a lawsuit jointly or by one Party joining a lawsuit initiated by another Party. If a lawsuit is brought jointly in the names of Licensor and Licensee, then the out-of-pocket costs of each Party shall be borne by such Party any recovery or settlement shall be shared equally. Licensor and Licensee shall agree to the manner in which they shall exercise control over such lawsuit. Each Party may, at its own option and expense, be represented by separate counsel of its own selection.

7.5.	If any suit is brought involving the enforcement or defense of the Patent Rights by one of the Parties, the other Party hereto agrees, at the request and expense of the Party initiating such suit, to reasonably cooperate and to make available relevant records, papers, information, samples, specimens and the like.

7.6.	No settlement or consent judgment or other voluntary final disposition of an enforcement or defense suit initiated by any Party to this Agreement may be entered into without the consent of Licensee and Licensor, which consent will not be unreasonably withheld.

7.7.	The party paying Patent Costs shall control any declaratory judgment litigation brought to challenge the validity, enforceability, and/or infringement of the Patent Rights, including the selection of litigation counsel. All other parties to this Agreement having an ownership interest in the Patent Rights shall cooperate fully in connection with such litigation. The party controlling declaratory judgment litigation shall bear any and all costs of the action and shall be solely responsible for any and all damages, awards or settlements, including any award of costs to the prevailing party.

7.8.	The cost of any action commenced or defended by Licensee which Licensor declines to join under Section 7.4 of this Agreement will be borne by Licensee. Licensor agrees to be named as plaintiff and participate in the lawsuit and take further steps (at Licensee’s expense, including any award of costs to the prevailing party) to the extent necessary for legal standing purposes. Licensor agrees, at the request and expense of Licensee, to reasonably cooperate and to make available relevant records and information, execute required documents, and do other acts as the Licensee may reasonably request from time to time. Any recovery or damages resulting from such an action will first be applied to Licensee’s out-of-pocket expenses and legal fees, and second will be applied to Licensor’s out-of-pocket expenses, including legal fees and other costs associated with cooperation as described above. Any excess recovery or damages for past sales will be deemed Net Income, and Licensee will pay Foundation Royalties at the rates specified in Section 3 above. The Parties will negotiate in good faith appropriate compensation to Licensor for any non-cash settlement or non-cash cross-license.

8.	INDEMNIFICATION AND INSURANCE

8.1.	Indemnification.

(a)	Licensee shall indemnify, defend, and hold harmless the Foundation, and their respective trustees, officers, staff, employees, students, and agents, and their respective successors, heirs, and assigns (together, the “Indemnified Parties”), against any liability, damage, loss, or expense associated with such liability, damage, or loss (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon the Indemnified Parties or any one of them in connection with any third party claims, suits, actions, demands, or judgments: (i) arising out of the design, production, manufacture, sale, use in commerce or in human clinical trials, lease, or promotion, by Licensee and its Affiliates, of any Licensed Product, process or service relating to, or developed pursuant to, this Agreement; or (ii) arising out of any other activities to be carried out by or on behalf of Licensee pursuant to this Agreement.

(b)	With respect to an Indemnified Party, Licensee’s indemnification under subsection 8.1(a)(i) shall apply to any liability, damage, loss, or expense whether or not it is attributable to the negligent activities of such Indemnified Party. Licensee’s indemnification obligation under subsection 8.1(a)(ii) shall not apply to any liability, damage, loss, or expense to the extent that it is attributable to the negligent activities of any such Indemnified Party.

(c)	Licensee agrees, at its own expense, to provide attorneys reasonably acceptable to Foundation, as the case may be, to defend against any actions brought or filed against any Indemnified Parties of Foundation, as the case may be, with respect to the subject of indemnity to which such Indemnified Parties are entitled hereunder, whether or not such actions are rightfully brought. Foundation, as the case may be, will cooperate in the defense thereof, provided, however, that Foundation, as the case may be, will have the right, but not the obligation, to control the defense, at its expense, of any such actions. Foundation and its respective Indemnified Parties may, at their option and expense, have their own counsel participate in any proceeding which is under direction of Licensee and will cooperate with Licensee and its insurer in the disposition of any such matter; provided, however, that if Licensee shall not defend such actions, Foundation, and its respective Indemnified Parties shall have the right to defend such actions themselves and recover from Licensee all reasonable attorneys’ fees and expenses incurred by it during the course of such defense.

(d)	Neither Foundation, the Indemnified Parties, nor Licensee shall enter into, or permit, any settlement of any such actions without the express written consent of the other parties named in such action, which shall not unreasonably be withheld.

8.2.	Security for Indemnification.

(a)	At such time as any product, process, or service relating to, or developed pursuant to, this Agreement, including Licensed Products, is commercially distributed or sold, or tested in clinical trials by or on behalf of Licensee or its Affiliates, Licensee shall at its sole cost and expense, procure and maintain policies of comprehensive general liability insurance in amounts not less than (i) $2,000,000 per incident and $4,000,000 annual aggregate during the period that such Licensed Product, process, or service is being tested in clinical trials prior to commercial sale, and (ii) $2,000,000 per incident and $4,000,000 annual aggregate during the period that such Licensed Product, process, or service is being commercially distributed or sold, and in each case naming the Indemnified Parties as additional insureds. Such comprehensive general liability insurance shall provide: (i) product liability coverage; and (ii) broad form contractual liability coverage for Licensee’s indemnification obligations under Section 6.1 of this Agreement. If Licensee elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program shall include assets or reserves which have been actuarially determined for the liabilities associated with this Agreement and must be acceptable to the Licensor.

(b)	The minimum amounts of insurance coverage required under this Section 8.2 shall not be construed to create a limit of Licensee’s liability with respect to its indemnification obligations under Section 8.1 of this Agreement.

(c)	Licensee shall provide Foundation with written evidence of such insurance upon request of Foundation. Licensee shall provide Foundation with written notice at least sixty (60) days prior to the cancellation, non-renewal, or material change in such insurance; if Licensee does not obtain replacement insurance providing comparable coverage by the end of such sixty (60) day period, Foundation shall have the right to immediately terminate this Agreement period without notice or any additional waiting periods.

(d)	Licensee shall maintain such comprehensive general liability insurance beyond the expiration or termination of this Agreement during: (i) the period that any Licensed Product, process, or service, relating to, or developed pursuant to, this Agreement is being commercially distributed or sold or tested in clinical trials by or for Licensee or its Affiliates; and (ii) a reasonable period after the period referred to in (i) above which in no event shall be less than fifteen (15) years.

9.	TERM AND TERMINATION

9.1.	Term. This Agreement shall be effective as of the Effective Date and shall continue in full force and effect until its expiration or termination in accordance with this Section 9. Unless terminated earlier under any provision of this Agreement, the term of the licenses granted hereunder shall extend, on a country-by-country and product-by-product basis, until Licensee or its Affiliate’s final sale of Licensed Product.

9.2.	Termination by Foundation.

(a)	Licensee acknowledges and agrees that Licensee’s obligations under the following provisions are material terms of this Agreement, and Licensee’s failure to meet its obligations under these provisions will be treated as a material breach of this Agreement (“Material Obligations”): (i) obligations under this Agreement to make Payments Due to Foundation according to the schedules set forth herein; (ii) obligations under Article 4 to diligently pursue and achieve commercialization activities; and (iii) obligations under Article 8 related to indemnification and insurance.

(b)	Should Licensee: (i) fail to perform any covenant, condition, or undertaking of the Material Obligations of this Agreement or (ii) materially breach any other provision of this Agreement; then Foundation may give written notice of such default to Licensee. If Licensee should fail to cure a default of its diligence milestones under Article 4 within sixty (60) days of notice of such default, then Foundation will have the unilateral right and option to terminate this Agreement or to modify the terms of this Agreement from an exclusive license to a non-exclusive license, a right to modify the terms which supersedes the rights granted in Section 2.1 of this Agreement. If Licensee should fail to cure any other default within ninety (90) days of notice of such default, then this Agreement may, at Foundation’s option, be terminated by written notice to Licensee.

(c)	The licenses granted under this Agreement may be terminated by Foundation or, at Foundation’s option, Foundation has the right to convert any or all of such exclusive licenses granted under this Agreement to nonexclusive licenses, and no right by Licensee to initiate legal proceedings pursuant to Section 7 in the event: (i) Licensee becomes insolvent or is generally not paying its debts as such debts become due; (ii) Licensee ceases to conduct business as a going concern (a sale or change of control does not constitute the cessation of conducting business); or (iii) Licensee, or any entity or person acting on its behalf, initiates any proceeding or otherwise asserts any claim challenging the validity or enforceability of any Licensed Patent in any court, administrative agency or other forum. Termination under subsections (i) – (iii) of this Section 9.2(c) shall be effective upon date of notice sent pursuant to Section 17.6.

9.3.	Termination by Licensee. Licensee may notify Foundation of its decision to terminate this Agreement at any time by giving Foundation one-hundred eighty (180) days prior written notice. The termination will take effect at the end of the first Reporting Period after the ninetieth day has elapsed.

9.4.	Accrued Obligations. Termination of this Agreement will not relieve Licensee and Licensor of any obligation or liability accrued hereunder prior to such termination, or rescind or give rise to any right to rescind any payments made or other consideration given to the Licensor hereunder prior to the time such termination becomes effective. Such termination will not affect in any manner any rights of Licensor arising under this Agreement prior to the date of such termination. Licensee will pay any and all attorneys’ fees and costs incurred by the Licensor in successfully enforcing any obligation of Licensee or accrued right of the Licensor.

9.5.	Disposition of Licensed Products. Upon expiration or termination of this Agreement by Licensee or Foundation, Licensee will provide Foundation with a written inventory of all Licensed Products in process of manufacture, in use, or in stock by or at Licensee or its Affiliates. Licensee may dispose of any such Licensed Products within the ninety (90) day period following such expiration or termination, or such longer period as the Parties may reasonably agree, provided, however, that Licensee will pay Royalties and render reports to Foundation thereon in the manner specified herein.

9.6.	Survival. The provisions of Section 1 (Definitions), Section 3 (Consideration and Payment Terms), Section 5 (Patent Prosecution and Patent Costs), Section 6 (Books, Records and Reports), Section 8 (Indemnification and Insurance), Section 9.5 (Accrued Obligations), Section 9.6 (Disposition of Licensed Products), Section 9.7 (Survival), Section 10 (Warranty and Liability), Section 12 (Obligations to Federal Government), Section 13 (Non-Use of Names), Section 16 (Confidentiality), and Section 17 (Miscellaneous) will survive expiration or termination of this Agreement.

10.	WARRANTY AND LIABILITY

10.1.	EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, LICENSOR AND SUNY, AND EACH OF THEIR TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES, MAKE NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND VALIDITY OF PATENT RIGHTS. ALL MATERIALS PROVIDED BY LICENSOR AND SUNY, AND EACH OF THEIR TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES, UNDER THIS AGREEMENT ARE PROVIDED “AS-IS”.

10.2.	NO WARRANTY OR REPRESENTATION IS MADE THAT ANYTHING MADE, USED, SOLD, OR COMMERCIALLY TRANSFERRED, UNDER THE TERMS OF THIS AGREEMENT, WILL BE FREE FROM INFRINGEMENT OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

10.3.	NOTHING IN THIS AGREEMENT, EITHER EXPRESS OR IMPLIED, OBLIGATES LICENSOR EITHER TO BRING OR TO PROSECUTE ACTIONS OR SUITS AGAINST THIRD PARTIES FOR PATENT INFRINGEMENT OR ENFORCEMENT OR TO FURNISH ANY INTELLECTUAL PROPERTY, INFORMATION OR MATERIALS NOT PROVIDED IN THE TECHNOLOGY.

10.4.	IN NO EVENT WILL LICENSOR BE LIABLE FOR ANY INCIDENTAL, SPECIAL, OR CONSEQUENTIAL DAMAGES RESULTING FROM THE EXERCISE OF THIS AGREEMENT OR THE USE OF THE TECHNOLOGY, OR LICENSED PRODUCTS, INCLUDING, WITHOUT LIMITATION, FOR LOST PROFITS, LOST DATA, OR DOWNTIME, WHETHER OR NOT LICENSOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

10.5.	IN NO EVENT WILL LICENSOR’S AGGREGATE LIABILITY TO LICENSEE OR ANY THIRD PARTY FOR ANY CLAIMS, LOSSES, INJURIES, SUITS, DEMANDS, JUDGMENTS, LIABILITIES, COSTS, EXPENSES, OR DAMAGES, FOR ANY CAUSE WHATSOEVER (INCLUDING, BUT NOT LIMITED TO, THOSE ARISING OUT OF OR RELATED TO THIS AGREEMENT), AND REGARDLESS OF THE FORM OF ACTION

OR LEGAL THEORY, EXCEED THE FEES RECEIVED BY LICENSOR FROM LICENSEE PURSUANT TO THIS AGREEMENT. LIMITATIONS OF LIABILITY REFLECT THE ALLOCATION OF RISK BETWEEN THE PARTIES. THE LIMITATIONS SPECIFIED IN THIS ARTICLE 10 WILL SURVIVE AND APPLY EVEN IF ANY LIMITED REMEDY SPECIFIED IN THIS AGREEMENT IS FOUND TO HAVE FAILED OF ITS ESSENTIAL PURPOSE.

10.6.	THIS AGREEMENT DOES NOT CONFER BY IMPLICATION, ESTOPPEL, OR OTHERWISE ANY LICENSE OR RIGHTS TO ANY OTHER PROPERTY OF LICENSOR OR SUNY OTHER THAN THOSE RIGHTS EXPRESSLY STATED HEREIN.

11.	ASSIGNMENT

11.1.	This Agreement and the license granted hereunder may not be assigned or transferred by Licensee without Licensor’s prior written consent except in connection with the sale or other non-bankruptcy transfer of Licensee’s business to which the license granted hereunder relates, or the merger of Licensee’s business with another legal entity. Licensee will give Foundation at least thirty (30) days prior written notice of any assignment, transfer, or merger of Licensee’s business to which the license granted hereunder relates, and will provide Foundation with documentation executed by the assignee or transferee that confirms their agreement to be bound by the terms and provisions of this Agreement.

11.2.	In the event of a bankruptcy of Licensee, assignment is permitted only to a party that can provide adequate assurance of future performance, including diligent development and sales of Licensed Product.

12.	OBLIGATIONS TO FEDERAL GOVERNMENT AND OTHER SPONSORS

12.1.	The Agreement may be subject to the rights of the United States Government, if any, resulting from any funding of the Inventions by the United States Government. This Agreement will also be subject to the rights of any other entities that may have contributed funding to development of the Inventions, if any. Licensee acknowledges that such rights, if applicable to Inventions, may reserve to the United States Government, a royalty-free, non-exclusive, non-transferable license to practice or have practiced on its behalf any government-funded Invention claimed within any associated patents or patent applications as well as other rights.

12.2.	Licensee agrees that any Patented Products leased or sold in the United States which are subject to the rights of the United States Government will be manufactured substantially in the United States, pursuant to 35 U.S.C. § 204.

13.	NON-USE OF NAMES

Except as required by law, Licensee agrees that it will not use Foundation’s name or State University of New York, or Upstate Medical University, or any adaptation thereof (including trademarks, logos, and symbols associated therewith), or the names of the scientists, researchers, or others employed there at or therewith in any advertising, promotional, or sales literature without first obtaining Foundation’s prior written consent, or in the case of the names of such researchers, scientists, or employees, the prior written consent of the individuals, except that Licensee may state that it is a licensee of Foundation.

14.	FOREIGN LAWS

When required by local or national law, Licensee will register this Agreement, pay all costs and legal fees connected therewith, and otherwise insure that the local and national laws affecting this Agreement are fully satisfied.

15.	COMPLIANCE WITH LAWS

15.1.	General Compliance. Licensee will ensure compliance with all applicable county, state, federal or foreign laws, rules, and regulations governing the production, use, marketing, sale, and distribution of Licensed Products, including by all Affiliates of Licensee.

15.2.	Export Control Laws. Licensee will, and Licensee will ensure that all of its Affiliates will, comply with all U.S. laws and regulations controlling the export of certain commodities and technical data, including, without limitation, all export control regulations of the U.S. Department of Commerce and the International Traffic In Arms Regulations of the U.S. Department of State, subject to all exemptions and exclusions thereto. Among other things, these laws and regulations prohibit the export, or require a license for the export, of certain types of commodities and technical data to specified countries.

(a)	Licensee Export. Licensee will not knowingly, and Licensee will ensure that its Affiliates do not knowingly, unless prior, written authorization is obtained from Licensor and in full compliance with all U.S. laws and regulations, export, directly or indirectly, to any restricted country: (i) any technical data received from Licensor under this Agreement; and (ii) any Licensed Product or technical data. Licensee shall be solely responsible for obtaining all licenses, permits, or authorizations as required from time to time by the U.S. and any other government for any such export or re-export. Licensor makes no representation that an export license is or is not required, nor does Licensor make a representation that, if required, a license will be issued by the U.S. Department of Commerce or other appropriate governmental entity.

(b)	Licensee Disclosure to Licensor. Licensee will not disclose or transfer any export controlled technology or technical data identified on any US export control list, including, but not limited to, the Commerce Control List (CCL) at 15 C.F.R. § 774 and the U.S. Munitions List (USML) at 22 C.F.R. § 121. In the event Licensee intends to provide either Licensor with export controlled information, Licensee will inform such Licensor, in writing, thirty (30) days prior to the release of export controlled technology or technical data. Licensee agrees not to provide any export controlled information to a Licensor without the written authorization of that Licensor.

16.	CONFIDENTIALITY

16.1.	Confidential Information. As used in this Agreement, “Confidential Information” will mean confidential or proprietary information exchanged between the Parties hereunder and relating to the Technology or the performance of the obligations set forth herein, including without limitation: (i) written or other tangible information marked as confidential or proprietary; (ii) orally disclosed information that is identified as confidential and summarized in a notice delivered within thirty (30) days of the disclosure; and (iii) information that should reasonably be considered confidential under the context in which the disclosure is made (i.e., nonpublic patenting information and nonpublic infringement information).

16.2.	Confidentiality Obligations. Each Party agrees to: (i) maintain the other Parties’ Confidential Information with the same level of care as it does its own valuable and sensitive information of a similar nature and, in any event, with not less than a reasonable degree of care; and (ii) not disclose another Party’s Confidential Information to any other party, without the prior written consent of the disclosing Party. Each Party agrees to limit its use of the other Parties’ Confidential Information to the purposes permitted by this Agreement. The obligation of confidentiality under this Section 16.2 shall continue for five (5) years from the expiration or termination of this Agreement.

16.3.	Exceptions. The obligations of a receiving Party under Section 16.2 will not apply to information that the receiving Party can demonstrate by appropriate documentation: (i) was in its possession at the time of disclosure and without restriction as to confidentiality; (ii) at the time of disclosure is generally available to the public or after disclosure becomes generally available to the public through no breach of agreement or other wrongful act by the receiving Party; (iii) has been received from a third party without restriction on disclosure and without breach of agreement or other wrongful act by the receiving Party unless the receiving Party should reasonably conclude that the information is Confidential Information; (iv) is independently developed by the receiving Party without regard to the Confidential Information of another Party; or (v) is required to be disclosed by law or order of a court of competent jurisdiction or regulatory authority; provided, however, the receiving Party shall: (a) give the disclosing Party, to the extent possible, advance notice prior to disclosure so the disclosing Party may contest the disclosure or seek a protective order; and (b) limit the disclosure to the minimum Confidential Information that is legally required to be disclosed. Notwithstanding any other provision of this Agreement to the contrary, Licensee hereby acknowledges that Foundation complies with the New York Freedom of Information Law, N.Y. Pub. Off. Law §84, et seq., as the same may be amended from time to time, and may be required to make disclosures of information which it receives in compliance therewith.

16.4.	Injunctive Relief. The Parties agree that the breach, or threatened breach, of any of the confidentiality provisions of this Article 16 may cause irreparable harm without adequate remedy at law. Upon any such breach or threatened breach, Licensee or Licensor will be entitled to injunctive relief to prevent any other Party from commencing or continuing any action constituting such breach, without having to post a bond or other security and without having to prove the inadequacy of other available remedies. Nothing in this Section will limit any other remedy available to any Party.

17.	MISCELLANEOUS

17.1.	Governing Law. This Agreement will be construed, governed, interpreted and applied in accordance with the laws of the State of New York. The Parties consent to the exclusive personal jurisdiction of the state and federal courts of the State of New York and irrevocably waive any and all rights any such Party may now or hereafter have to object to such jurisdiction or the convenience of the forum.

17.2.	Entire Agreement. This Agreement, including any recitals, Exhibits or attachments hereto (all of which are hereby deemed incorporated into the body of this Agreement as if the same had been restated herein in their entirety), embodies the entire agreement and understanding among the Parties to this Agreement and supersedes all prior agreements and understandings relating to the subject matter of this Agreement. None of the terms or provisions of this

Agreement may be altered, modified, or amended except by the execution of a written instrument signed by the Parties hereto.

17.3.	Severability. The provisions of this Agreement are severable, and in the event that any provisions of this Agreement are determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability will not in any way affect the validity or unenforceability of the remaining provisions hereof.

17.4.	No Third-Party Beneficiaries. Except as expressly set forth herein, the Parties hereto agree that there are no third-party beneficiaries of any kind to this Agreement.

17.5.	Construction. All Parties contributed equally to the drafting of all parts of this Agreement and agree to all of the terms herein. All Parties reviewed this Agreement thoroughly prior to execution.

17.6.	Notices. All notices, requests, consents, and other communications to be provided under this Agreement must be in writing and will be delivered electronically (e.g., email or facsimile), in person or sent overnight delivery by a nationally recognized courier or by certified or registered mail, return receipt requested, to the addresses provided below, and will be deemed to have been given when hand delivered, one (1) day after mailing when mailed by overnight courier, five (5) days after mailing by registered or certified mail, or upon confirmation of receipt of an electronic delivery by recipient.

If to Licensee, to:

Quadrant Biosciences Inc.

505 Irving Avenue, Suite 3100AB

Syracuse, NY 13210

Email: Richard.Uhlig@QuadrantBiosciences.com

If to Foundation, to:

The Research Foundation for The State University of New York

Office of Industry & External Affairs

35 State St.

Albany, NY 12207

Attn: Director, Innovation & Partnerships

Email: commercialization@rfsuny.org

17.7.	No Waiver. No waiver by any Party hereto of any breach or default of any of the covenants or agreements herein set forth will be deemed a waiver as to any subsequent or similar breach or default. The pursuit by any Party of any remedy to which it is entitled at any time or continuation of the Agreement despite a breach by any other Party shall not be deemed an election of remedies or waiver of the right to pursue any other remedies to which it may be entitled.

17.8.	Patent Marking. As required by law, Licensee will mark, and will cause all of its Affiliates to mark, all Patented Products that are manufactured or sold under this Agreement with: (i) the number of each issued patent under the Patent Rights that applies to such Patented Product; or (ii) the word ‘patent’ or the abbreviation ‘pat.’ together with an address of a posting on the Internet, accessible to the public without charge for accessing such address, that associates such Patented Product with the number of the issued patent under the Patent Rights.

17.9.	Independent Parties. This Agreement will not be construed as creating a relationship of employment, agency, partnership, joint venture, or any other form of legal association between Licensee and either Licensor. The relationship between the Parties shall never be construed to be that of employer-employee. No Party has any power to bind another Party or to assume or to create any obligation or responsibility on behalf of another Party or in another Party’s name.

17.10.	Force Majeure. No Party will be liable for failure or delay of fulfillment of all or part of this Agreement, directly or indirectly owing to acts of nature, governmental orders or restriction, war, warlike conditions, revolution, riot, looting, strike, lockout, fire, flood, or any other cause or circumstances beyond the Party’s control.

17.11.	Headings. The headings of the articles and sections are inserted for convenience of reference only, and are not intended to influence the interpretation of this Agreement.

17.12.	Counterparts and Signatures. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Further, any Party’s signature to a copy of this Agreement will be deemed a signature to, and may be attached to, any other identical copy of the Agreement. Facsimile or electronic signatures will be as binding and effective as original signatures, and the Parties hereby waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature. This Agreement is not binding on the Parties until it has been signed below on behalf of each Party.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

QUADRANT BIOSCIENCES INC.	THE RESEARCH FOUNDATION FOR
THE STATE UNIVERSITY OF NEW YORK

By:	By:
Name: Richard Uhlig	Name: David Amberg
Title: Founder and CEO	Title: RF Operations Manager, Vice President for Research

Date:	8/7/2020	Date:	8/7/2020

EXHIBIT A

Inventions and Licensed Patents

Inventions

RF Disclosure #	Title	Inventors
110-2124	Methods of quantifying SARS-CoV-2 from individual and pooled saliva	Dr. Qian Du Dr. Frank Middleton

Licensed Patents

Application #	Application Status	Status	Title
TBD	Drafting	Unfiled	Methods of Quantifying SARS-CoV-2 from Individual and Pooled Saliva

EXHIBIT B

Affiliates of Licensee

Pursuant to Section 2.2 of this Agreement, the Affiliates identified below shall be jointly and severally liable with Licensee and all other Affiliates of Licensee for the performance of the terms hereof.

QUADRANT VIRAL TESTING, LLC.

By:
Name: Richard Uhlig
Title: CEO